

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3628

November 3, 2015

Via E-mail
Laureen E. Seeger, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, New York 10285

> **Re:** **American Express Credit Account Master Trust**
> **American Express Receivables Financing Corporation III LLC**
> **American Express Receivables Financing Corporation IV LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed October 20, 2015**
> **File Nos. 333-205964, 333-205964-01 and 333-205964-02**

Dear Ms. Seeger:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2015 letter.

The Issuing Entity, page 31

1. We note your response to prior comment 7; however, we still note some remaining references to participation interests, including on page 90 of the prospectus and in Annex I. Please revise.

The Trust Portfolio

Pool Asset Review, page 32

2.   We note your response to prior comment 8. In particular, we note that you do not believe that the assistance provided by the third party described on page 33 constitutes "due diligence services" as defined in Exchange Act Rule 17g-10(d)(1). Please provide us with your legal analysis of why the assistance provided by the third party is not covered by the definition of "due diligence services."

Series Provisions

Credit Enhancement – [Additional Credit Enhancement], page 51

3.   We note your response to prior comment 13 and reissue in part. While we note that you have deleted additional types of credit enhancement features and that you do not view any additional credit enhancement features as reasonably contemplated at this time other than a derivative agreement or a supplemental credit enhancement agreement, it is unclear what you mean by "a supplemental credit enhancement agreement." Please revise to clarify what specific type of credit enhancement would be covered by such an agreement.

The Pooling and Servicing Agreement Generally

Resolution of Repurchase Disputes, page 71

4.   We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party within 30 days of the end of the 180-day period. Please revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

5.   We note your disclosure "[b]y selecting arbitration, the requesting party will give up the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise.

6.   We note that the restriction that the "details and/or existence of any unfulfilled repurchase request" may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to

remove this restriction on the use of publicly available information that is required to be disclosed by law. Please also confirm to us that any confidentiality restrictions will not infringe on the rights of certificateholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Asset Representations Review

Delinquency Event, page 99

7.   Please tell us whether defaulted and/or charged-off receivables are included in the calculation of the delinquency trigger.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2, and Exhibit Index

8.   Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

Exhibits

Form of Asset Representations Review Agreement

9.   We note in Section 3.11 of the Asset Representations Review Agreement that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

You may contact Hughes Bates at 202-551-3731 or me at 202-551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Carol V. Schwartz, Esq., American Express Company
Robert B. Moyle, Esq., Orrick, Herrington & Sutcliffe LLP